UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A de C.V. (GAP)

ANNOUNCES RESULTS FOR 3Q06

Guadalajara, Jalisco, Mexico, October 23, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported unaudited results for the third quarter of 2006 ended September 30, 2006. Figures are unaudited and have been prepared in accordance with Generally Accepted Accounting Principles in Mexico. Except as otherwise indicated, all peso amounts are presented herein in constant pesos with purchasing power as of September 30, 2006.

Highlights of 3Q06 versus 3Q05

-

Revenues increased 7.6%, or Ps. 51.9 million, mainly due to a Ps. 49.0 million (9.0%) increase in revenues from aeronautical services, of which Ps. 27.2 million, or 55.5% of the increase is derived from a 6.1% increase in revenues from passenger charges.

-	Revenues from non-aeronautical services increased Ps. 2.9 million, or 2.2%.

-	Passenger traffic increased 5.1% and workload units (WLU)[1] increased 6%.

-	Cost of services decreased 0.7%, representing a 7.7% decrease in cost of services as a percentage of revenues and a 6.3% decrease per WLU.

-

As a result of the increase in revenues, the cost corresponding to government concession fees increased 7.6% (Ps. 2.6 million). However, due to the increase in revenues of 7.6%, the 0.7% decrease in the cost of services and the increase in concession fees, the technical assistance fee increased 13.0% (Ps. 3.2 million).

-	Operating income increased 11.7%, from Ps. 293.3 million in 2005 to Ps. 327.5 million in 2006.

-	EBITDA increased 10.5%, from Ps. 451.4 million to Ps. 498.7 million.

-	Net income increased 21.1% from Ps. 166.6 million to Ps. 201.8 million.

_________________________

1 Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Operating Highlights:

Terminal Passenger Traffic

During the third quarter of 2006, total terminal passengers increased 5.1% as a result of increases in domestic and international passenger traffic of 7.6% and 0.9%, respectively.

Domestic passenger traffic during the third quarter of 2006 experienced a net increase of 232.9 thousand passengers, a 7.6% increase compared to 3Q05. This was the result of a combined increase of 279.6 thousand passengers at the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Aguascalientes, Bajio, La Paz and Los Mochis airports, which was partly offset by a combined decline of 46.6 thousand passengers at the Hermosillo, Mexicali, Manzanillo and Morelia airports.

Of the 279.6 thousand passenger increase, it is important to note that terminal passenger traffic at the Guadalajara airport rose by 144.6 thousand, at Tijuana by 79.4 thousand, at Bajio by 19.0 thousand, at Los Cabos by 17.0 thousand and at Puerto Vallarta by 14.5 thousand, for a total of 274.5 thousand additional domestic passengers at these airports alone. On an individual basis, during the third quarter of 2006, the Guadalajara, Tijuana, Bajio, Los Cabos and Puerto Vallarta airports recorded increases in domestic traffic of 16.1%, 8.3%, 11.3%, 12.6% and 9.0%, respectively, as compared to the third quarter of 2005 (following changes in domestic traffic at these five airports from 2Q05 to 2Q06 equal to 8.5%, 1.6%, -7.9%, 48.7% and 16.4%, respectively).

The increases at Guadalajara and Tijuana resulted primarily from the initiation of new routes and increased flight frequencies by low-cost carriers, which increased available seats on flights to and from these cities. In the case of Los Cabos and Puerto Vallarta, these increases reflect the growing popularity of these main tourist destinations among domestic travelers as well the initiation of operations by the low-cost carriers at these airports.

It is also important to mention that in the case of La Paz and Los Mochis, the growth that occurred during this quarter ends the negative trend that has been prevalent since April 2006. This was due to the initiation of operations of Alma and A Volar, as well as the re-initiation of Aerocalifornia’s operations in the second half of July 2006.

Four airports accounted for the 46.6 thousand domestic passenger traffic decrease: Hermosillo (16.1 thousand), Mexicali (16.1 thousand), Morelia (14.2 thousand) and Manzanillo (0.2 thousand). On an individual basis, during the third quarter of 2006, the Hermosillo, Mexicali, Morelia and Manzanillo airports recorded decreases in domestic passenger traffic of 6.0%, 11.0%, 15.1% and 0.9%, respectively, as compared to the third quarter of 2005.

In the case of Hermosillo, the 16.1 thousand passenger decline resulted from the suspension of certain routes that were served exclusively or predominantly by Aerocalifornia, as set forth in the following tables:

The suspension of Aerocalifornia was announced by Mexico’s Ministry of Communications and Transportation at the beginning of 2Q06, and while Aerocalifornia has resumed operations, it has not reached 100% coverage of all previously-covered routes since it does not yet operate with its complete fleet.

As per the aforementioned, the Company anticipates that historic passenger traffic levels attributable to routes operated exclusively or predominately by Aerocalifornia will continue to be restored in the following months.

Due in part to cyclical migration patterns and the marketing efforts of airlines, domestic passenger traffic to and from the Tijuana and Mexicali airports tends to alternate. This effect was visible during the third quarter of 2006 when domestic passenger traffic in Tijuana rose by 79.4 thousand terminal passengers, while domestic passenger declined in Mexicali by 16.1 thousand terminal passengers.

International passenger traffic increased by 16.4 thousand terminal passengers, a 0.9% increase compared to the third quarter of 2005. This was the result of a combined increase of 50.5 thousand terminal passengers at the Guadalajara, Puerto Vallarta, Aguascalientes, Bajio and Tijuana airports, which was partly offset by a combined decrease of 34.2 thousand terminal passengers at the Morelia, La Paz, Manzanillo, Hermosillo, Los Cabos and Los Mochis airports.

Of the 50.5 thousand passenger increase in international traffic at the abovementioned airports, 49.3 thousand additional passengers traveled through the following four airports: Guadalajara (13.6 thousand), Puerto Vallarta (23.8 thousand), Aguascalientes (7.7 thousand), and Bajio (4.2 thousand).  On an individual basis, during the third quarter of 2006, the Guadalajara, Puerto Vallarta, Aguascalientes and Bajio airports recorded increases in international passenger traffic of 2.2%, 6.4%, 22.2% and 3.1%, respectively, compared to the third quarter of 2005 (following increases in international traffic at these four airports from 2Q05 to 2Q06 equal to 19.8%, 12.4%, 22.8% and 9.5%, respectively).

The increase at the Guadalajara airport reflects higher passenger traffic on routes between Guadalajara and Los Angeles. The increase at the Puerto Vallarta airport reflects the continued growth in the popularity of this destination among U.S. and Canadian tourists. The increase at Aguascalientes was due to growth in routes to and from Houston, Texas and Ontario, California; and in Bajio resulted from growth in traffic on routes between Bajio and the U.S., which mainly transports U.S. migrants.

The decrease of 34.2 thousand international passengers was mainly due to the decline of traffic at the Morelia, La Paz, Manzanillo and Hermosillo airports. In the case of the La Paz and Hermosillo airports this decline resulted from interruptions in the La Paz-Los Angeles and Hermosillo-Los Angeles routes, which in the first case was exclusively operated by Aerocalifornia and in the second case was predominantly operated by Aerocalifornia. In 2005, Aerocalifornia served 34.2 thousand passengers on its La Paz-Los Angeles route with 315 available seats per week (departing). Since May 2006, Aerolitoral has been serving this route with 100 available seats per week (departing), representing 32% of Aerocalifornia’s historical service on this route.

First Nine Months of 2006

During the first nine months of 2006, total terminal passengers increased by 962.1 thousand, or 6.7% of the increase, compared to the first nine months of 2005, with a 4.8% increase in domestic passenger traffic (by 416.1 thousand terminal passengers) and a 9.6% increase in international passenger traffic (by 546.1 thousand terminal passengers). Domestic passenger traffic at the Guadalajara, Tijuana, Los Cabos and Puerto Vallarta airports increased by 283.4 thousand terminal passengers, 107.9 thousand terminal passengers, 102.5 thousand terminal passengers and 59.1 thousand terminal passengers and, respectively, (representing increases of 10.9%, 4.1%, 33.7% and 14.0%, respectively). In the cases of Guadalajara and Tijuana, this was due largely to the increase in available seats on low-cost carrier flights. In the cases of Puerto Vallarta and Los Cabos this was due to their increased popularity as tourist destinations and, to a lesser extent, as an alternative to Cancun and Cozumel following Hurricane Wilma.

In terms of international terminal passenger traffic, during the first nine months of 2006, the Guadalajara, Puerto Vallarta and Los Cabos airports experienced the largest increases, of 187.1, 182.5 and 173.0 thousand terminal passengers, respectively, (or 11.5%, 11.2% and 11.4%, respectively).

Additionally, during the first nine months of 2006, low-cost carriers (Alma, Interjet, Volaris, Click and A Volar) served a total of 1,348.9 thousand terminal passengers (14.9% of the total terminal passengers) at the Guadalajara, Bajio, La Paz, Los Mochis, Hermosillo, Morelia, Puerto Vallarta, Tijuana and Los Cabos airports. As of September 30, 2006, these five airlines operated a total of 474 weekly departures.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

3Q06 Consolidated Results

Revenues for the third quarter of 2006 were Ps. 732.6 million, 7.6% higher than the Ps. 680.7 million recorded during the same period in 2005, mainly reflecting revenue increases in aeronautical services.

- Aeronautical services revenues increased by Ps. 49.0 million, or 9.0% of the total increase in revenues compared to the third quarter of 2005, due primarily to an increase of Ps. 27.2 million in passenger charges, which represented 55.5% of the increase. Airplane landing and parking fee revenues rose Ps. 7.2 million and Ps. 6.5 million, respectively (together representing 27.9% of the increase in aeronautical revenues).

- Non-aeronautical services revenues increased 2.2% (Ps. 2.9 million higher than 3Q05) compared to the third quarter of 2005. Revenues from the leasing of space, car rental companies, retail shops, duty-free shops and food and beverage operations together contributed Ps. 15.0 million of this increase. However this increase was offset by a decline in revenue from the leasing of space to time-share developers, which decreased Ps. 13.7 million compared to 3Q05. This was largely due to extraordinary revenues of Ps. 20.6 million at Los Cabos Airport in 2005. Excluding this extraordinary income, there was a Ps. 6.9 million increase, or 104.3%%, in the leasing of space to time-share developers. Additionally, excluding this one-time effect, revenue from non aeronautical services increased Ps. 23.5 million, or 20.5% and non aeronautical revenues per passenger was Ps. 27.0, compared to Ps. 23.6 in the third quarter of 2005, representing a 14.6% increase.

Total operating costs and expenses increased Ps. 1.4 million, an increase of 0.7%, primarily as a result of the following:

-	Cost of services decreased 0.7%, or Ps. 1.2 million, mainly due to:

-

Employee costs, which decreased Ps. 10.0 million, or 13.1%, mainly due to the fact that 3Q05 had eight more business days than 3Q06. Also, in 2005 the Company incurred an increase of Ps. 4.2 million in employee salaries, an increase of Ps. 0.9 million in employee severance and compensation and an increase of Ps. 3.9 million in uniforms, which was not the case in 2006. The Company anticipates that these increases will be compensated for on an annual basis once the results for the 4Q06 are taken into account.

-

Maintenance costs remained relatively stable with a decrease of Ps. 0.2 million, or 0.8%, due mainly to the rainy season, which occurs in the third quarter of each year, when the Company typically performs less maintenance of its terminals, runways and taxiways. In 2006, the Company opted to perform this maintenance throughout the year.

-	Security and Insurance increased Ps. 3.5 million, or 16.3%, due mainly to an increase in security personnel at the airports, in addition to the expansion of these services.

-

Service costs increased Ps. 4.2 million, or 19.0%, mainly as a result of higher electricity consumption due to increases in tariffs as well as the additional infrastructure necessary to comply with the Company’s Master Development Plan[2].

-	As a result of the higher revenues for the period, government concession fees increased 7.6%.

-	As a result of our increased profitability of 10.5%, technical assistance fees increased 13.0%.

Operating margin increased to 44.7% during the third quarter of 2006, from 43.1% during the third quarter of 2005.

Net income increased Ps. 35.2 million, or 21.1%, to Ps. 201.8 million in 3Q06, from Ps. 166.6 million in the third quarter of 2005. Income before taxes increased 12.5%, which resulted in a more favorable effective tax rate of 38.6% in 3Q06, compared to 42.9% during the third quarter of 2005.

_________________________

2 For a description of our Master Development Plan, please see our offering prospectus dated February 23, 2006, which is available online at http://www.aeropuertosgap.com.mx

Summary of Consolidated Results for 3Q06 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.9775 per U.S. dollar (the U.S. Federal Reserve noon buying rate at September 29, 2006).

- Under Mexican GAAP EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 450.3 million and Ps. 494.2 million for 3Q05 and 3Q06, respectively.

Other Important Data for 3Q06 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Operating Costs / Expenses for 3Q06 (in thousands of pesos):

Results for the First Nine Months of 2006

Revenues for the nine months of 2006 were Ps. 2,160.2 million, 8.7% higher than the Ps. 1,987.6 million obtained during the same period of 2005, as a result of the following:

-

Aeronautical services revenues increased Ps. 148.7 million, or 9.2%, from Ps. 1,621.0 million during the first nine months of 2005 to Ps. 1,769.7 million during the first nine months of 2006. The 6.7% increase in terminal passenger traffic during the first nine months of 2006 and the increase in our specific rates generated an increase of Ps.115.3 million in passenger charges, 8.8% higher than in the first nine months of 2005.

-

Non-aeronautical services revenues increased Ps. 23.9 million, or 6.5%, due primarily to an increase of Ps. 29.0 million in revenues from the leasing of space to car rental companies, retail shops, duty free shops and food and beverage operations (14.4% higher than in the first nine months of 2005), however, the leasing of area to time share developers decreased Ps. 10.6 million mainly due to the fact that the Los Cabos airport received an extraordinary one-time payment of Ps. 20.6 million from the leasing of area to time share developers during 2005. Excluding this one-time event, revenues in this line item increased Ps. 10 million, or 47.9%. Also excluding this effect non-aeronautical revenues increased Ps. 44.6 million, or 12.9%, and per passenger non aeronautical revenues was Ps. 25.5 per passenger, compared to Ps. 24.1 per passenger in 3Q05, an increase of 5.8%.

Total operating costs and expenses increased Ps. 53.0 million, or 9.2%, primarily as a result of the following:

-	Cost of services increased Ps. 44.4 million, or 9.3%, due to:

-

Employee costs, which increased Ps. 10.1 million, or 4.6%, mainly due to a) average salary and wage increases and related costs of Ps. 3.2 million or 3.1%, b) an increase of Ps. 4.3 million in compensation and pension fund provisions as per Bulletin D3 of Mexican GAAP, which is derived from the 3.1% increase in salary and wage increases, and c) an increase in employee severance and compensation of Ps. 3.5 million.

-

Maintenance costs increased Ps. 8.4 million, or 10.9%. In 2006, the Company opted to perform a portion of this maintenance in advance of the rainy season (which occurs during the third quarter) during the first six months of the year. The Company anticipates, however, that this line item on a quarterly average basis will gradually decrease during the remainder of 2006.

-

Services costs increased Ps. 11.0 million, or 21.5%, mainly as a result of an increase in electricity consumption caused by higher tariffs and infrastructure development at the airports necessary to comply with GAP’s Master Development Plan.

-

Other costs of services increased Ps. 9.5 million, or 14.7%, due mainly to a Ps. 2.4 million increase in legal and accounting fees associated with compliance with Sarbanes-Oxley securities laws, Ps. 3.4 million for Mexico’s Stock Exchange fees, and Ps. 1.5 million for airport parking management costs, and a Ps. 0.7 million increase in legal fees associated with various legal proceedings, among others.

-	As a result of the higher revenues for the period, government concession fees increased 8.7%.

-	Due to a higher EBITDA of Ps. 113.1 million, or 8.4%, compared to 2005, the technical assistance fee increased Ps. 6.5 million, or 9.1%.

Operating margin increased 1.1% in 2006, from 43.7% in the first nine months of 2005 to 44.1% in the first nine months of 2006 due to the factors described above.

Net income Increased Ps. 35.5 million, or 6.5% to Ps. 578.1 million in the first nine months of 2006 compared to Ps. 542.6 million in the first nine months of 2005. Income before taxes increased 10.1%; however this increase was partially offset by higher tax provisions, which rose 15.5% compared to 2005, thus reaching an effective income tax rate of 41.3% in the first nine months of 2006 compared to 39.3% in the first nine months of 2005.

Summary of Consolidated Results for nine months of 2006 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.9775 per U.S. dollar (the U.S. Federal Reserve noon buying rate at September 29, 2006).

- Under Mexican GAAP EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 450.3 million and Ps. 494.2 million for 3Q05 and 3Q06, respectively.

Other Important Data for nine months of 2006 (in thousands of pesos):

WLU= Workload unit represents passenger traffic plus cargo units (one cargo unit = 100 kilograms of cargo).

Operating Costs/Expenses for 9M06 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.9775 per U.S. dollar (the U.S. Federal Reserve noon buying rate at September 29, 2006).

- Under Mexican GAAP EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 450.3 million and Ps. 494.2 million for 3Q05 and 3Q06, respectively.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the third quarter of 2006 were Ps. 594.4 million, resulting in an average rate per workload unit of Ps. 107.8. Regulated revenues accounted for 81.1% of total revenues for the period.

Although the Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates, we have not yet received any official indication regarding our compliance for 2005.

Balance Sheet

CAPEX for the third quarter of 2006 totaled approximately Ps. 113.2 million, which was necessary to comply with our Master Development Plan. During the first nine months of 2006, the Company invested Ps. 337.9 million.

Despite these expenditures, the Company maintains a healthy cash and short-term investment position at September 30, 2006, with a balance of cash and cash equivalents of approximately Ps. 865.4 million.

As of September 30, 2006, the Company’s principal assets consisted of the concessions, with a balance of Ps. 17,235.6 million, rights to use airport facilities, with a balance of Ps. 2,380.9 million and fixed assets, with a balance of Ps. 2,112.9 million, representing approximately 65.5%, 9.6% and 8.5% of total assets, respectively.

CAPEX

During the first nine months of 2006, we invested Ps. 337.9 million in fixed assets, representing an 18.5% increase as compared to investments in fixed assets during the same period of 2005.

These investments allow us to maintain our airport installations in the most modern and optimal operating conditions, while also complying with our obligations under our Master Development Plan.

Recent Events

•

On October 20, 2006, the Company announced that as a result of the administrative proceedings of the Ministry of Finance and Public Credit (the “SHCP”) and the legal proceedings that the Company held against the SHCP, the Company received confirmation of the criteria utilized in the calculation of the asset tax applicable to the concessions of Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports. The Company requested that this calculation should consider only the amount that was actually paid by the strategic partner, therefore, the asset tax base as per the value of the concession at each of these airports must be the actual amount paid for the shares acquired by the strategic partner, which represent 15% of the capital stock.

The Company is still waiting for the final resolution of the SHCP for the remaining airports (Tijuana, Los Cabos, Puerto Vallarta, Guadalajara and Bajio) and hopes that the same general logic used in the above resolution will also be applicable for the remaining airports.

The effect on the net income on a consolidated basis for the Company for 2006 (for the Aguascalientes, Hermosillo, La Paz and Los Mochis airports) is an increase of approximately Ps. 108.0 million, which is added to the Ps. 23.0 million located on the Balance Sheet as an Accounts Receivable entry for the Morelia airport, would total a Ps. 131.0 million cash flow benefit for the Company.

In the case that the SHCP also agreed that the proposed criteria mentioned above was also applicable to the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos and Bajio airports, the additional effect on the net income would be an increase of approximately Ps. 232 million. This amount added to the Ps. 226 million that are on the Company’s Balance Sheets as Accounts Receivable entries for the Guadalajara, Bajio and Puerto Vallarta airports would reach a total of Ps. 458 million that would benefit the Company’s cash flow.

As a result, and if the SHCP agrees to this criteria for al of the Company’s airports in this year, the total effect on consolidated net income for 2006 would be a net income increase of approximately Ps. 340 million. This amount added to the Ps. 249.0 million in Accounts Receivable for Guadalajara, Bajio, Puerto Vallarta and Morelia airports would mean a total Ps. 589.0 million that would benefit the Company’s cash flow.

•

As mentioned in the Company’s IPO prospectus under “RISK FACTORS – Risks Related to Our Operations: We may be liable pursuant to a claim regarding the operation of certain shuttle buses at Guadalajara International Airport,” GAP was being sued by Remaconst, S.A. de C.V. over this contract. At the time of this report’s publication, the federal court had ruled in GAP’s favor in the first and second instances as well as in the appeal and the ruling will be carried out.

•

As mentioned in the Company’s IPO prospectus under “RISK FACTORS – Risks Related to Mexico: We may be liable for property tax claims asserted against us by certain municipalities,” during the third quarter of 2006, the Company received a favorable initial ruling in the Mexicali Airport case, but had to appeal for the immediate recovery of encumbered revenues totaling Ps. 3.3 million. In the Manzanillo airport, we received a favorable initial ruling with the courts citing that the city and land register do not have jurisdiction over the airport. However, the authorities could appeal this ruling.

GAP 3Q06 Conference Call

Tuesday, October 24, 2006

11pm Eastern, 10am Mexico City

(866) 550-6338 in the U.S.

(347) 284-6930 outside the U.S.

Toll Free Mexico: 001-866-800-0255

Conference ID: GAP MEXICO

Replay information will be posted on the web site following the conference call.

*

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

***

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	3Q05	3Q06	Change	9M05	9M06	Change
Guadalajara						
Aeronautical services	180,216	210,663	16.9%	506,630	576,927	13.9%
Non aeronautical services	41,099	48,893	19.0%	121,743	137,508	12.9%
Total Revenues	221,315	259,556	17.3%	628,373	714,435	13.7%
Operating Income	108,470	142,630	31.5%	300,170	364,571	21.5%
EBITDA	157,905	195,556	23.8%	448,093	520,418	16.1%
Tijuana						
Aeronautical services	83,051	90,706	9.2%	222,983	234,910	5.3%
Non aeronautical services	9,102	11,670	28.2%	28,351	32,803	15.7%
Total Revenues	92,153	102,375	11.1%	251,334	267,713	6.5%
Operating Income	28,066	35,551	26.7%	62,205	69,024	11.0%
EBITDA	59,839	67,596	13.0%	157,161	164,699	4.8%
Puerto Vallarta						
Aeronautical services	66,313	73,457	10.8%	257,321	289,312	12.4%
Non aeronautical services	18,013	20,739	15.1%	56,596	60,235	6.4%
Total Revenues	84,326	94,196	11.7%	313,917	349,546	11.3%
Operating Income	37,100	41,066	10.7%	170,973	191,124	11.8%
EBITDA	57,529	65,076	13.1%	232,279	258,165	11.1%
Los Cabos						
Aeronautical services	77,704	82,059	5.6%	239,461	277,872	16.0%
Non aeronautical services	42,948	32,166	-25.1%	89,351	88,086	-1.4%
Total Revenues	120,652	114,225	-5.3%	328,812	365,958	11.3%
Operating Income	74,015	70,613	-4.6%	207,154	238,212	15.0%
EBITDA	88,602	85,875	-3.1%	250,884	283,278	12.9%
Hermosillo						
Aeronautical services	28,739	26,277	-8.6%	85,443	81,732	-4.3%
Non aeronautical services	5,477	5,513	0.7%	16,417	15,912	-3.1%
Total Revenues	34,215	31,789	-7.1%	101,860	97,644	-4.1%
Operating Income	10,709	7,612	-28.9%	35,315	26,047	-26.2%
EBITDA	19,019	16,871	-11.3%	60,258	52,724	-12.5%
Bajio						
Aeronautical services	35,855	39,750	10.9%	99,929	103,393	3.5%
Non aeronautical services	7,097	6,483	-8.6%	19,455	19,255	-1.0%
Total Revenues	42,952	46,233	7.6%	119,384	122,648	2.7%
Operating Income	19,791	23,066	16.5%	52,504	52,588	0.2%
EBITDA	28,150	31,790	12.9%	77,431	78,539	1.4%
Otros (1)						
Aeronautical services	73,494	71,452	-2.8%	209,237	205,536	-1.8%
Non aeronautical services	11,570	12,766	10.3%	34,700	36,764	5.9%
Total Revenues	85,063	84,218	-1.0%	243,938	242,300	-0.7%
Operating Income	12,471	8,019	-35.7%	34,334	12,437	-63.8%
EBITDA	36,501	35,721	-2.1%	106,194	92,811	-12.6%
Total						
Aeronautical services	545,371	594,362	9.0%	1,621,005	1,769,681	9.2%
Non aeronautical services	135,304	138,229	2.2%	366,613	390,563	6.5%
Total Revenues	680,676	732,591	7.6%	1,987,618	2,160,245	8.7%
Operating Income	290,623	328,558	13.1%	862,655	954,003	10.6%
EBITDA	447,545	498,485	11.4%	1,332,301	1,450,636	8.9%

(1) Others include results of operations of Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated Balance Sheet as of September 30, (in thousands of pesos):

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

2006 Outlook

The Company expects its results to improve slightly in the fourth quarter of 2006, particularly its operating margin since it will not incur the bulk of airport maintenance expenses in the fourth quarter. Since this line item is now spread out over the course of the year, the operating margin will be in-line with the figure for 2005.

The Company anticipates that the growth in passenger traffic levels, which was 5.1% during the third quarter of 2006, will further improve during the last quarter of the year. Thus, full year 2006 passenger traffic could post similar growth of previous years depending on the increase in international passenger traffic and the steady growth of low cost carriers.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 24, 2006